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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                               SCHEDULE 14D-1

                           TENDER OFFER STATEMENT

                                PURSUANT TO
          SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                             (AMENDMENT NO. 1)


                                TRACOR, INC.
                         (Name of Subject Company)

                           GEC Acquisition Corp.
                              GEC Incorporated
                    The General Electric Company, p.l.c.
    (not affiliated with the U.S. based corporation with a similar name)
                                 (Bidders)

                   Common Stock, Par Value $.01 Per Share
          (including the associated Series A Junior Participating
                     Preferred Stock Purchase Rights)
                       (Title of Class of Securities)

                                 892349200
                   (CUSIP Number of Class of Securities)

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                            Patricia A. Hoffman
                              GEC Incorporated
                        c/o NI Holdings Incorporated
                           5700 West Touhy Avenue
                              Niles, IL 60714

       (Names, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of the Bidders)

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                              With a copy to:

                           Peter S. Wilson, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000





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          This statement amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on April 27, 1998 (the "Schedule 14D-1"), by GEC Acquisition Corp., a Delaware corporation, (the "Purchaser"), GEC Incorporated, a Delaware corporation (the "Parent"), and The General Electric Company, p.l.c., a public limited company organized under the laws of England and Wales ("GEC, p.l.c."), relating to the offer by the Purchaser to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Tracor, Inc., a Delaware corporation (the "Company"), including the associated rights (the "Rights") to purchase Series A Junior Participating Preferred Stock pursuant to the Rights Agreement dated as of February 17, 1997 between the Company and Harris Trust and Savings Bank, as Rights Agent, at a price of $40.00 per Share (including the associated Right), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 27, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibit
(a)(1) to the Schedule 14D-1 and Exhibit (a)(2) hereto, respectively. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1.

Item 10.  Additional Information.

          Item 10 of the Schedule 14D-1 is hereby amended and supplemented by adding the following text thereto:

          On May 1, 1998, a notice to stockholders of the Company, a copy of which is attached hereto as Exhibit (a)(9) and is incorporated herein by reference, was issued relating to a replacement Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) and is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

          Item 11 is hereby amended and supplemented to replace Exhibit
(a)(2) to the Schedule 14D-1 with Exhibit (a)(2) attached hereto and to add a new Exhibit as follows:


          (a)(9) Text of notice issued by the Purchaser.





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                                 SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 1, 1998


                                   GEC ACQUISITION CORP.


                                   By:/s/ John Currier
                                      ---------------------------
                                      Name:  John Currier
                                      Title: Secretary and Vice
                                             President


                                   GEC INCORPORATED


                                   By:/s/ Michael Lester
                                      ----------------------------
                                      Name:  Michael Lester
                                      Title: Director


                                   THE GENERAL ELECTRIC COMPANY,
                                   P.L.C.


                                   By:/s/ Norman Porter
                                      ------------------------------
                                      Name:  Norman Porter
                                      Title: Secretary





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                               EXHIBIT INDEX


Exhibit
Number            Exhibit Name                                     Page No.

*(a)(1)           Offer to Purchase.
(a)(2)            Letter of Transmittal.
*(a)(3)           Notice Of Guaranteed Delivery.
*(a)(4)           Letter to Brokers, Dealers, Banks,
                  Trust Companies and Other Nominees.
*(a)(5)           Letter to Clients for use by Brokers,
                  Dealers, Banks Trust Companies and
                  Other Nominees.
*(a)(6)           Guidelines for Certification of Taxpayer
                  Identification Number on Substitute Form W-9.
*(a)(7)           Form of Summary Advertisement dated April 27,
                  1998.
*(a)(8)           Text of Press Release dated April 27, 1998,
                  issued by GEC, p.l.c.
 (a)(9)           Text of notice issued by the Purchaser.
*(b)              The Euro 6,000,000,000 Syndicated Credit
                  Facility dated March 25, 1998, among GEC, p.l.c.,
                  HSBC Investment Bank PLC, as Agent, Marine
                  Midland Bank, as US Swingline Agent, and certain other financial institutions.
*(c)(1)           Agreement and Plan of Merger dated as of
                  April 21, 1998, among the Purchaser, Parent and the Company.
*(c)(2)           Stockholder Agreement dated as of April 21, 1998,
                  among the Purchaser, Parent and certain
                  stockholders of the Company.
*(c)(3)           Confidentiality Agreement dated March 6, 1998,
                  between GEC Marconi, N.A., Inc. and the Company.
*(c)(4)           Letter dated April 21, 1998, from GEC, p.l.c. to
                  the Company.
(d)               None.
(e)               Not applicable.
(f)               None.

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*Previously filed.